Exhibit 99.1

First Curaleaf-Branded Retail Location Opens in Harrisburg, Pennsylvania

New Location Marks Curaleaf’s 97th Retail Location Nationwide, and the Company’s 10th Store in the State

WAKEFIELD, Mass., Jan. 29, 2021 /PRNewswire/ -- Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading U.S. provider of consumer products in cannabis, announces the opening of the first Curaleaf branded retail location in the Pennsylvania market with a new dispensary at 7040 Jonestown Road in Harrisburg, marking its 97th retail location nationwide. A ribbon cutting ceremony in partnership with the Harrisburg Regional Chamber & Capital Region Economic Development Corporation is scheduled during the store’s Grand Opening on Tuesday, February 2 at 1:15 pm EST.

Curaleaf’s further expansion into Pennsylvania will provide increased access to high-quality medical cannabis products, innovative consumption formats, and leading national brands such as Grassroots and Select. Of the 23 qualifying conditions for the close to 504,000 registered patients in caregivers in the state, pain, anxiety and PTSD account for 80% of all certifications, making veteran access to cannabis a top priority. As such, Curaleaf offers discounts to veterans, seniors, and first-time patients alike.

The new 2,750 square foot Curaleaf dispensary is situated in the greater Harrisburg area, strategically located directly off Route 22, the main thoroughfare between Harrisburg and Hershey, which will provide optimal patient access to all in the Dauphin County area. Formerly a bank with a drive through, the space allows for two lanes for curbside pick-up, a vital detail in assuring easy access for patients during COVID-19. As the state capital, Harrisburg and its surrounding cities make up the fourth most populated metropolitan area in the state.

Curaleaf Holdings, Inc. closed on its acquisition of GR Companies, Inc. (“Grassroots”) on July 23, 2020. In connection with that acquisition, nine Herbology brand retail locations in Pennsylvania will come under the Curaleaf umbrella and branding. The Company has plans for additional expansion in Pennsylvania’s medical market throughout 2021.

“We are excited to open a Curaleaf retail location in Harrisburg, Pennsylvania, offering our unparalleled patient care and education, as well as our premium cannabis products,” said Joe Bayern, Curaleaf President and Chief Executive Officer. “We look forward to serving this community and anticipate that demand will quickly surpass projected sales in this market, as cannabis continues to gain acceptance for a variety of health and wellness needs.”

In 2020, Curaleaf’s Pennsylvania subsidiary was approved as a Clinical Registrant in Pennsylvania by the Commonwealth’s Department of Health, Office of Medical Marijuana. This first-in-the-nation research program is shaping the future of medical cannabis treatment. As a Clinical Registrant, Curaleaf supports research initiatives into the potential medical benefits of cannabis by providing medical cannabis, expertise and distribution to patients participating in medical research studies. This designation builds upon Curaleaf’s efforts to be a leading industry resource in education and advancement through advocacy.

Curaleaf Harrisburg patients will benefit from the location’s five point-of-sale stations, one waiting room and patient consultation room. Hours of operation are Monday-Saturday, 9:00 a.m.-8:00 p.m. and Sunday, 10:00 a.m.- 6:00 p.m. A portion of proceeds from opening day will be donated to the Central Pennsylvania Food Bank, as a continuation of Feed the Block, Curaleaf’s Corporate Social Responsibility program developed to combat and address food insecurity in the communities in it serves.

During the COVID-19 pandemic, cannabis businesses have been deemed an essential service across the country, including Pennsylvania. Curaleaf remains committed to serving patients and customers with the products they rely on while implementing heightened safety and hygienic measures for the safety of all team members and customers in all of its facilities.

About Curaleaf Holdings, Inc.

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf”) is a leading U.S. provider of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the company and its brands, including Curaleaf, Select and Grassroots, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. Curaleaf currently operates in 23 states with 97 dispensaries, 23 cultivation sites and over 30 processing sites, and employs over 3,800 team members across the United States. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information please visit www.curaleaf.com

INVESTOR CONTACT

Curaleaf Holdings, Inc.

Finance and Investor Relations

IR@curaleaf.com

MEDIA CONTACT

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications

media@curaleaf.com

FORWARD LOOKING STATEMENTS

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as “plans”, ” expects” or, “proposed”, “is expected”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the retail expansion of Curaleaf in Pennsylvania. Such forward-looking statements and information reflect management’s current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under “Risk Factors and Uncertainties” in the Company’s latest annual information form filed September 25, 2020, which is available under the Company’s SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

SOURCE Curaleaf Holdings, Inc.